December 7, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

Re:	SolarCity Corporation
Registration Statement on Form S-1 (File No. 333-184317)
Form 8-A (File No. 001-35758)

Acceleration Request

  Requested Date:        December 11, 2012

  Requested Time:        4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, SolarCity Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-184317) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35758) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with the Company’s counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Steven Bernard at (650) 320-4658.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Sincerely,

SolarCity Corporation

By:	/s/ Seth R. Weissman
Seth R. Weissman
Vice President, General Counsel and Secretary

cc:	Lyndon R. Rive, SolarCity Corporation

Robert D. Kelly, SolarCity Corporation

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Thomas J. Ivey, Skadden, Arps, Slate, Meagher & Flom LLP

2

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

December 7, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jay Ingram
Nudrat Salik
Rufus Decker

RE:	SolarCity Corporation
Registration Statement on Form S-1 (File No. 333-184317)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of SolarCity Corporation (the “Registrant”), for the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. (Eastern Time), on December 11, 2012, or at such later time as may be orally requested.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, we hereby advise you that copies of the preliminary prospectus, dated November 27, 2012, have been distributed as follows:

No. of Copies
Copies to anticipated underwriters	1,004
Copies to dealers	15
Copies to institutional investors	4,714
Copies to others	147

Total	5,880

Securities and Exchange Commission

December 7, 2012

The undersigned, as Representatives of the several underwriters, hereby represent on behalf of the underwriters that the underwriters have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 of the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-proposed offering.

[Signature page follows]

Securities and Exchange Commission

December 7, 2012

Very truly yours,

Goldman, Sachs & Co.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

As representatives of the several underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Michael Hickey
	Name:	Michael Hickey
	Title:	Vice President and Associate General Counsel

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Elena Savostianova
	Name:	Elena Savostianova
	Title:	Director

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele Allong
	Name:	Michele Allong
	Title:	Authorized Signatory